SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

APRIL 15, 2005

AngloGold Ashanti Limited_
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa_____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: ANGLOGOLD ASHANTI : DEPARTMENT OF WATER AFFAIRS AND FORESTRY ISSUES DIRECTIVE



ANGLOGOLD ASHANTI

AngloGold Ashanti Limited (formerly AngloGold Limited) \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel: +27 (0)11 637 6261 \ Fax: +27 (0)11 637 6399/6400 \ www.AngloGold Ashanti.com

news release

AGA40.05

15 April 2005

DEPARTMENT OF WATER AFFAIRS AND FORESTRY ISSUES DIRECTIVE

The Department of Water Affairs and Forestry today issued a directive, as an interim measure, ordering three mining groups, DRDGold, Harmony and ourselves to share equally the costs of pumping water at a number of shafts at Stilfontein Gold Mine and Buffelsfontein Gold Mines.

The directive follows the launch by AngloGold Ashanti earlier this week of an urgent interdict following the threat by DRDGold that it would cease funding the pumping of water at the shafts after placing its subsidiary Buffelsfontein into liquidation on March 22. DRDGold has been pumping water at Stilfontein under contract for several years. The consequences of a halting of pumping would have been the flooding of several Harmony shafts and AngloGold Ashanti mines in the Vaal River area.

The interdict cited as respondents Stilfontein, DRDGold, various DRDGold subsidiaries and the Ministers of Water Affairs, Minerals and Energy and Environmental Affairs. The purpose was to force the responsible mining companies to continue their pumping activities, and the Ministers to take certain actions to ensure that these companies carry out their legal obligations.

It is believed that the costs covered by the directive total some R4,3m per month in total, though this figure is still to be verified.

AngloGold Ashanti is pleased that government accepted that the threat of environmental and economic catastrophe was sufficiently serious that it issued the directive.

We accept the interim arrangement designed to ensure that catastrophe is averted, knowing that the directive is an emergency measure and says nothing about parties respective legal obligations into the future. However, we continue to maintain that the legal obligation to continue pumping rests with Stilfontein, DRDGold and/or its subsidiaries in liquidation.

The interdict application has been postponed, but will be pursued to completion to enable the court finally to determine legal liabilities and responsibilities. We believe that it would be untenable were a precedent to be set allowing mining companies to walk away from their environmental, health, safety and economic obligations.

We further believe, however, that all parties will have to participate in seeking a long-term solution to the management of underground water in the area. We will be willing participants in this.

Queries

South Africa	Tel:	Mobile	E-mail:
Steve Lenahan	+27 (0) 11 637 6248	+27 (0) 83 308 2200	slenahan@AngloGoldAshanti.com
Alan Fine	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com

<center>SIGNATURES</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date   APRIL 15, 2005   By: /s/ C R BULL

                                         Name: C R Bull
                                         Title: Company Secretary